SECURITIES AND EXCHANGE COMMISSION
                        Washington D.C.  20549

                 Amendment No. 2 (Final Amendment) to
                            Schedule 13E-4
                     ISSUER TENDER OFFER STATEMENT
 (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                       VICORP Restaurants, Inc.
                         (Name of the Issuer)

                       VICORP Restaurants, Inc.
                   (Name of Person Filing Statement)

                     Common Stock, $.05 par value
                    (Title of Class of Securities)

                               925817108
                 (CUSIP Number of Class of Securities)

                      STANLEY ERECKSON, JR., ESQ.
               SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                       VICORP RESTAURANTS, INC.
                         400 WEST 48TH AVENUE
                        DENVER, COLORADO 80216
                            (303) 296-2121
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                              COPIES TO:

                        REID A. GODBOLT, ESQ.
                       NATHAN D. SIMMONS, ESQ.
                         JONES & KELLER, P.C.
                          WORLD TRADE CENTER
                       1625 BROADWAY, 16TH FLOOR
                        DENVER, COLORADO 80202
                            (303) 573-1600

                           November 23, 1999
(Date Tender Offer First Published, Sent or Given to Security Holders)

                      CALCULATION OF FILING FEE:

     Transaction valuation                    Amount of filing fee
     $38,000,000 (1)                          $7,600 (2)

(1) For the purpose of calculating the filing fee only, this amount is based on the purchase 2,000,000 shares of common stock at the offer price of $19.00 per share.
(2) The amount of the filing fee equals 1/50th of 1% of the value of the securities proposed to be acquired.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,600
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A

     This Amendment No. 2 (Final Amendment) is filed pursuant to Rule 13e-4(c)(3) and amends the Issuer Tender Offer Statement on Schedule 13E-4 filed with the Securities and Exchange Commission on November 23, 1999 in connection with an offer by VICORP Restaurants, Inc., a Colorado corporation (the "Company"), pursuant to an Offer to Purchase, dated November 23, 1999 (the "Offer to Purchase"). The Offer to Purchase and the related Letter of Transmittal together constitute the "Offer."

ITEM 1.  SECURITY AND ISSUER.

      Item 1(b) is hereby amended by adding the following information. Pursuant to the terms of the Offer, the Company purchased Shares from its officers, directors and affiliates as set forth in the following table.

 Name                                   Shares Purchased

 John C. Hoyt                           9,035
 Dennis B. Robertson                    2,710
 Richard E. Sabourin                    903
 Hunter Yager                           1,493
 First Manhattan Co.                    134,286
 Carole Lewis Anderson                  0
 Bruce B. Brundage                      0
 Charles R. Frederickson                0
 Robert E. Kaltenbach                   0
 Robert T. Marto                        0
 Dudley C. Mecum                        0
 Joseph F. Trungale                     0
 Arthur Zankel                          0

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

      The following table sets forth certain details concerning the issuance of Shares pursuant to the exercise of options under the Company's various option plans from November 23, 1999 through the date hereof. Each transaction was effected in accordance with the respective Option Plan and the individual's option agreement.


                              Common      Exercise Price Per
Name              Date     Shares Issued    Common Share         Option

Dudley C. Mecum   12/7/99        10,000         $15.75       1983 Non-Qualified
                                                             Stock Option Plan

ITEM 8.  ADDITIONAL INFORMATION.

      Item 8(e) is hereby amended by adding the following supplemental information. The Offer expired at 5:00 p.m. Eastern Standard time on December 22, 1999. Pursuant to the terms of the Offer, 4,423,701 Shares were validly tendered and not withdrawn. The final proration factor applicable to the Shares was .4517497. This proration factor was not applied to any of the tendered "odd-lot" Common Shares, all of which were purchased by the Company. The Company accepted for payment on a pro rata basis, and thereby purchased, 1,986,442 Shares, as well as 13,558 odd-lot Shares, pursuant to the terms of the Offer for a total purchase price of $38,000,000. On December 22, 1999 the Company issued a press release announcing the expiration of the tender offer. On December 29, 1999 the Company issued a press release announcing the final results of the tender offer. Copies of the press releases are attached hereto as Exhibit (a)(10) and Exhibit (a)(11) and are incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(10)  Press Release of the Company, dated December 22, 1999.

     (a)(11)  Press Release of the Company, dated December 29, 1999.

                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

                              VICORP Restaurants, Inc.


                              By:/s/ Charles  R. Frederickson
                                   Charles R.  Frederickson, Chairman of
                                   the Board and Chief Executive Officer

Date: January 5, 2000

                    PRESS RELEASE  EXHIBIT (a)(10)


For Immediate Release


     Denver, Colo., December 22, 1999-VICORP Restaurants, Inc. (NASDAQ:VRES) today announced that its tender offer for up to 2,000,000 of its Common Shares for a purchase price of $19.00 per share closed at 5:00 p.m. Eastern Standard time Wednesday, December 22, 1999.

      Preliminary results indicate that the tender offer is over subscribed with approximately 4,400,000 Common Shares having been tendered. VICORP expects to announce the final proration factor as promptly as practical.

      Shareholders who have questions regarding the tender offer may call D.F. King & Co., Inc., at (800) 488-8095.

     VICORP Restaurants, Inc., operates family-style restaurants under the names Village Inn and Bakers Square and franchises restaurants under the Village Inn name.




_____________________________________________________________________
Statements included in this press release which are not historical in nature are forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding VICORP's future business prospects, plans, objectives, stock prices, expectations and intentions are subject to certain risks, uncertainties and other factors that could cause actual results to differ materially from those projected or suggested in the forward-looking statements, including, but not limited to those contained in the VICORP's Schedule 13E-4 filed on November 23, 1999.


                    PRESS RELEASE  EXHIBIT (a)(11)


For Immediate Release


      Denver, Colo., December 29, 1999 - VICORP Restaurants, Inc. (NASDAQ:VRES) announced that it purchased 2,000,000 of its Common Shares for a total purchase price of $38,000,000 pursuant to its self-tender offer. The tender offer closed at 5:00 p.m. Eastern Standard time on Wednesday, December 22, 1999. A total of 4,423,701 Common Shares had been tendered and not withdrawn.

      The final proration factor for the self-tender offer was 45.17497%. This proration factor was not applied to any of the tendered "odd-lot" Common Shares, all of which were purchased by the Company.

     VICORP Restaurants, Inc., operates family-style restaurants under the names Village Inn and Bakers Square and franchises restaurants under the Village Inn name.




______________________________________________________________________
Statements included in this press release which are not historical in nature are forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding VICORP's future business prospects, plans, objectives, stock prices, expectations and intentions are subject to certain risks, uncertainties and other factors that could cause actual results to differ materially from those projected or suggested in the forward-looking statements, including, but not limited to those contained in the VICORP's Schedule 13E-4 filed on November 23, 1999.